Exhibit 99.3

Report of Independent Accountants

To the Board of Directors and Shareholder of

Yamaha Motor Corporation, U.S.A.

We have examined management’s assertion, included in the accompanying Management Report, that Yamaha Motor Corporation, U.S.A. has complied in all material respects with the servicing and administration requirements of Sections 3.1(b), 3.2, 3.4, 3.5, 3.6, 3.8, Article IV and Section 8.8 of the Amended and Restated Master Pooling and Servicing Agreement dated May 1, 1999 and the applicable sections of the related Supplements to the Amended and Restated Master Pooling and Servicing Agreement, between Yamaha Motor Corporation, U.S.A. and Yamaha Motor Receivables Corporation for the year ended March 31, 2004.  Management is responsible for Yamaha Motor Corporation, U.S.A.’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about Yamaha Motor Corporation, U.S.A.’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Yamaha Motor Corporation, U.S.A.’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on Yamaha Motor Corporation U.S.A.’s compliance with the specified requirements.

In our opinion, management’s assertion that Yamaha Motor Corporation, U.S.A. complied with the aforementioned requirements during the year ended March 31, 2004 is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP

Orange County, California
May 30, 2004

Management’s Report on Yamaha Motor Corporation, U.S.A.’s Compliance, as Servicer, with the Servicing and Administration Requirements of the Amended and Restated Master Pooling and Servicing Agreement dated May 1, 1999 and, the related Supplements to the Amended and Restated Master Pooling and Servicing Agreement among Yamaha Motor Corporation, U.S.A., Yamaha Motor Receivables Corporation and JP Morgan Chase Bank

Management of Yamaha Motor Corporation, U.S.A. is responsible, as Servicer, for compliance with the servicing and administration requirements of Sections 3.1(b), 3.2, 3.4, 3.5, 3.6, 3.8, Article IV and Section 8.8 of Amended and Restated Master Pooling and Servicing Agreement dated as of May 1, 1999 (as amended, the “Pooling and Servicing Agreement”) and, the related Supplements to the Pooling and Servicing Agreement, among Yamaha Motor Corporation, U.S.A., Yamaha Motor Receivables Corporation and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank which was successor by assignment to The Fuji Bank and Trust Company), as trustee.

Management has performed an evaluation of Yamaha Motor Corporation, U.S.A.’s compliance with Sections 3.1(b), 3.2, 3.4, 3.5, 3.6, 3.8, Article IV and Section 8.8 of the Pooling and Servicing Agreement and the applicable sections of the related Supplements for the fiscal year ended March 31, 2004.  Based upon this evaluation, management believes that Yamaha Motor Corporation, U.S.A., as Servicer, has complied in all material respects with the aforementioned sections of the Pooling and Servicing Agreement and the applicable sections of the related Supplements for the fiscal year ended March 31, 2004.

/s/ TAKUYA WATANABE
Takuya Watanabe
Senior Vice President & Secretary/Treasurer
May 30, 2004

/s/ RUSSELL JURA
Russell Jura
Senior Vice President
May 30, 2004